Exhibit 99.1

Toro Corp. Announces Shareholder Election Results and Payment of Special Dividend

Limassol, Cyprus, June 5, 2026 - Toro Corp. (NASDAQ: TORO) (“Toro”, or the “Company”), a global energy transportation provider today announces the results of shareholder elections relating to its special dividend declared by its Board of Directors on April 22, 2026. The dividend of $0.90 per common share consists of either cash or the Company’s common shares and was paid on June 5, 2026, to shareholders of record as of May 4, 2026.

Based on shareholder elections, the dividend was paid in the form of approximately $3.8 million in cash and 5,707,246 shares of the Company’s common stock. The number of common shares included for the common share dividend election was calculated based on the 20-day volume weighted average of the trading prices of the Company's common shares on the Nasdaq Stock Market through April 21, 2026, or $3.8821 per share.

If your shares are held through a bank, broker or nominee, and you have questions regarding the dividend, please contact such bank, broker or nominee. If you are a registered shareholder and you have questions regarding the dividend, you may call the election agent for the dividend, Broadridge Corporate Issuer Solutions, LLC, at (888) 789-8409.

About Toro Corp.

Toro Corp. is a global energy transportation services provider, operating a modern fleet of oceangoing vessels. The Company’s fleet comprises two LPG carriers and two MR tanker vessels, transporting petrochemical gases and refined petroleum products worldwide.

Toro is incorporated under the laws of the Republic of the Marshall Islands. The Company's common shares trade on the Nasdaq Capital Market under the symbol “TORO”.

For more information, please visit the Company’s website at www.torocorp.com. Information on our website does not constitute a part of this press release.

CONTACT DETAILS

For further information please contact:

Investor Relations
Toro Corp.
Email: ir@torocorp.com